

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Jürgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

  Re: VIA optronics AG
   Amendment No. 5 to
   Draft Registration Statement on Form F-1
   Submitted August 3, 2020
   CIK No. 0001769116

Dear Mr. Eichner:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Registration Statement on Form F-1, As amended

Capitalization, page 62

1. Please revise the table to remove presentation of the line item cash and cash equivalents. In addition, please revise the liability section to reflect only your short and long-term indebtedness, as we note you have included all of your non-current liabilities from the balance sheet at page F-3 including provisions, operating lease liabilities, and deferred tax liabilities. Further in this regard, we note you have short-term loan obligations of €28.6 million that should also be reflected in the capitalization. Please revise or advise. Refer to Item 3.B of the Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 84

2.   Please expand the table of contractual obligations to disclose the cash interest amount or estimated range thereof on your variable and fixed rate debt, to the extent material. You may also include such interest amount in a footnote to the table using the same time frames as shown in the table. Please also disclose any assumptions you made to derive the amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Release No. 33-8350.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please address the auditors report to both the Shareholders and Management Board of VIA optronics AG. The current disclosure only refers to the Management Board. Also, please revise the second sentence in the opinion paragraph to refer to the financial position of the Company at December 31, 2019 and December 31, 2018. The current disclosure refers only to the financial position at December 31, 2019. Please revise or advise as necessary.

4.   We further note that Ernst & Young Wirtschaftprufungsgesellschaft auditors' report includes not only the firm signature, but also the signatures of the named individuals, Oliver Sieger and Jendrik Thies. In this regard, upon filing an auditors consent for the firm, accountants' consents should also be filed at Exhibit 23 for these two named individuals. Reference is made to Securities Act Section 7(a)(1) and to Regulation C, Part 230, Rule 436(a) of the Securities Act of 1933. Please confirm you will comply or advise.

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-4

5.   Please disclose on the face of this statement the amount of basic and diluted (loss)/earnings per share. We note such is disclosed in Selected Consolidated Financial and Other Data on page 65 and in Note 25 on page F-59. Refer to paragraph 66 of IAS 33.

Notes to the Consolidated Financial Statements
Note 20. Financial Result, page F-48

6.   Please reconcile the fiscal year 2019 net finance costs of €1,787,410 shown in this table with the €1,642,182 financial result line item shown in the consolidated statements of operations on page F-4.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202)551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregory A. Schernecke, Esq.